Wolverine World Wide, Inc.
9341 Courtland Drive, N.E.
Rockford, Michigan 49351

NOTICE OF ANNUAL MEETING

To our Stockholders:

The annual meeting of stockholders of Wolverine World Wide, Inc. will be held at the Company's headquarters located at 9341 Courtland Drive, N.E., Rockford, Michigan, on Thursday, April 13, 2000, at 10 a.m. local time, for the following purposes:

(1) Election of four directors for three-year terms expiring in 2003.

(2) Ratification of the Board of Directors' appointment of Ernst & Young LLP as independent auditors for the current fiscal year.

(3) Transaction of such other business as may properly come before the meeting.

Stockholders of record at the close of business on February 15, 2000, are entitled to notice of and to vote at the meeting and any adjournment of the meeting. A list of stockholders entitled to receive notice of and vote at the annual meeting of stockholders will be available for examination by Company stockholders at the office of Blake W. Krueger, Executive Vice President, General Counsel and Secretary of the Company, located at 9341 Courtland Drive, N.E., Rockford, Michigan, during ordinary business hours for the ten-day period before the meeting.

A copy of the Annual Report to Stockholders for the year ended January 1, 2000, is enclosed with this Notice. The following Proxy Statement and enclosed proxy are being furnished to stockholders on and after March 10, 2000.

By Order of the Board of Directors

Blake W. Krueger, *Executive Vice President,*
General Counsel and Secretary

March 10, 2000

Your vote is important. Even if you plan to attend the meeting,
PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY.

WOLVERINE WORLD WIDE, INC.

9341 Courtland Drive, N.E.
Rockford, Michigan 49351

ANNUAL MEETING OF STOCKHOLDERS

April 13, 2000

PROXY STATEMENT

This Proxy Statement and the enclosed proxy are being furnished on and after March 10, 2000, to holders of Common Stock, $1.00 par value, of Wolverine World Wide, Inc. ("Wolverine" or the "Company") in connection with the solicitation by the Wolverine Board of Directors of proxies for use at the annual meeting of stockholders to be held on April 13, 2000, and any adjournment of that meeting. The annual meeting will be held at the Company's headquarters located at 9341 Courtland Drive, N.E., Rockford, Michigan, at 10 a.m. local time.

The purpose of the annual meeting is to consider and vote upon: (i) the election of four directors for three-year terms expiring in 2003; and (ii) ratification of the appointment of Ernst & Young LLP as independent auditors for the Company for its current fiscal year. If a proxy in the enclosed form is properly signed and returned to Wolverine, the shares represented by the proxy will be voted at the annual meeting and any adjournment of that meeting. If a stockholder specifies a choice, the proxy will be voted as specified. If no choice is specified, the shares represented by the proxy will be voted for the election of all nominees named in this Proxy Statement, for ratification of the appointment of Ernst & Young LLP as independent auditors for the Company for its current fiscal year and in accordance with the judgment of the persons named as proxies with respect to any other matter that may come before the meeting or any adjournment of the meeting. For purposes of determining the presence or absence of a quorum for the transaction of business at the meeting, all shares for which a proxy or vote is received, including abstentions and shares represented by a broker vote on any matter, will be counted as present and represented at the meeting.

A proxy may be revoked at any time before it is exercised by written notice delivered to the Secretary of the Company or by attending and voting at the annual meeting.

ELECTION OF DIRECTORS

In accordance with the recommendation of the Governance Committee, the Board of Directors has nominated the following four nominees for election as directors for three-year terms expiring at the 2003 annual meeting:

Alberto L. Grimoldi
Joseph A. Parini
Joan Parker
Elizabeth A. Sanders

A plurality of the shares present in person or represented by proxy and entitled to vote on the election of directors is required to elect directors. For purposes of counting votes on the election of directors, abstentions, broker non-votes and other shares not voted will not be counted as shares voted, and the number of shares of which a plurality is required will be reduced by the number of shares not voted.

All of the nominees are presently directors of the Company whose terms will expire at the annual meeting. The proposed nominees are willing to be elected and to serve. If a nominee is unable to serve or is

otherwise unavailable for election, which is not contemplated, the incumbent Wolverine Board of Directors may or may not select a substitute nominee. If a substitute nominee is selected, all proxies will be voted for the substitute nominee designated by the Board of Directors. If a substitute nominee is not selected, all proxies will be voted for the remaining nominees. Proxies will not be voted for a greater number of persons than the number of nominees named above.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR ELECTION OF ALL NOMINEES AS DIRECTORS

VOTING SECURITIES

Holders of record of Common Stock at the close of business on February 15, 2000, will be entitled to notice of and to vote at the annual meeting and any adjournment of the meeting. As of February 15, 2000, there were 41,308,406 shares of Common Stock outstanding (excluding 3,130,676 shares of treasury stock), each having one vote on each matter presented for stockholder action. Shares cannot be voted unless the stockholder is present at the meeting or represented by proxy.

OWNERSHIP OF COMMON STOCK

The following table sets forth information as to each entity known to the Company to have been the beneficial owner of more than 5% of the Company's outstanding shares of Common Stock as of February 15, 2000:

	Amount and Nature of Beneficial Ownership of Common Stock			
Name and Address of Beneficial Owner	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power	Total Beneficial Ownership	Percent of Class
Perkins, Wolf, McDonnell & Company 53 W. Jackson Boulevard, Suite 722 Chicago, Illinois 60604(1)	—	3,276,600	3,276,600	7.9%
Franklin Resources, Inc. 777 Mariners Island Boulevard San Mateo, California 94404(2)	2,480,708	—	2,480,708	5.6%

(1) Based on information set forth in Schedule 13G dated February 14, 2000. The Schedule 13G indicates that Perkins, Wolf, McDonnell & Company ("PWMC"), identified as an investment adviser, is considered the beneficial owner of 3,276,600 shares of the Company's Common Stock. Documents filed with the Securities and Exchange Commission indicate that PWMC provides investment management services to a fund associated with the Berger Funds Family and Berger LLC.

(2) Based on information set forth in Schedule 13G/A dated February 7, 2000. The Schedule 13G/A indicates that one or more open or closed-end investment companies or other managed accounts that are advised by direct and indirect subsidiaries (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI") are considered the beneficial owners of 2,480,708 shares of the Company's Common Stock. The Schedule 13G/A indicates that: (i) Franklin Advisers, Inc. (an Adviser Subsidiary) has the sole power to vote and the sole power to dispose of 1,872,400 shares of Common Stock; (ii) Franklin Advisory Services, LLC (an Adviser Subsidiary) has the sole power to vote 217,500 shares of Common Stock and the sole power to dispose of 449,500 shares of Common Stock; and (iii) Franklin Management, Inc. (an Adviser Subsidiary) has the sole power to dispose of 158,808 shares of Common Stock.

SECURITIES OWNERSHIP OF MANAGEMENT

The following table sets forth the number of shares of Common Stock beneficially owned as of February 15, 2000, by each of Wolverine's directors and nominees for director, each of the named executive officers and all of Wolverine's directors, nominees for director and executive officers as a group:

	Amount and Nature of Beneficial Ownership of Common Stock(1)			
Name of Beneficial Owner	Sole Voting and Dispositive Power(2)	Shared Voting or Dispositive Power(3)	Total Beneficial Ownership(2)	Percent of Class
Geoffrey B. Bloom	716,312	80,483(2)	796,795	1.9%
Daniel T. Carroll	57,344	—	57,344	*
Steven M. Duffy	157,341	—	157,341	*
Donald V. Fites	39,776	—	39,776	*
Alberto L. Grimoldi	35,829	—	35,829	*
Stephen L. Gulis, Jr.	179,941	—	179,941	*
David T. Kollat	67,470	—	67,470	*
Blake W. Krueger	128,441	—	128,441	*
Phillip D. Matthews	49,752	15,000	64,752	*
David P. Mehney	60,908	23,625	84,533	*
Timothy J. O'Donovan	517,794	18,983	536,777	1.3
Joseph A. Parini	31,829	—	31,829	*
Joan Parker	43,663	—	43,663	*
Elizabeth A. Sanders	42,830	3,375	46,205	*
Paul D. Schrage	29,442	—	29,442	*
All directors and executive officers as a group	2,572,662	141,606	2,714,268	6.6%

* Less than 1%.

(1) The numbers of shares stated are based on information provided by each person listed and include shares personally owned of record by the person and shares that, under applicable regulations, are considered to be otherwise beneficially owned by the person.

(2) These numbers include shares that may be acquired by the exercise of stock options granted under the 1988 Stock Option Plan (the "1988 Plan"), the Directors' Stock Option Plan (1988), the 1993 Stock Incentive Plan (the "1993 Plan"), the 1994 Directors' Stock Option Plan, the 1995 Stock Incentive Plan (the "1995 Plan"), the 1997 Stock Incentive Plan (the "1997 Plan") and the Stock Incentive Plan of

1999 (the "1999 Plan") within 60 days after February 15, 2000. The number of shares subject to stock options exercisable within 60 days after February 15, 2000, for each listed person is shown below:

Mr. Bloom	308,276
Mr. Carroll	32,033
Mr. Duffy	99,764
Mr. Fites	29,776
Mr. Grimoldi	20,645
Mr. Gulis	87,586
Mr. Kollat	42,158
Mr. Krueger	67,635
Mr. Matthews	49,752
Mr. Mehney	24,441
Mr. O'Donovan	172,917
Mr. Parini	20,644
Ms. Parker	20,644
Ms. Sanders	35,830
Mr. Schrage	24,442
All directors and executive officers as a group	1,261,248

(3) These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, children or other relatives over whom the listed person may have influence by reason of relationship.

BOARD OF DIRECTORS

The Company's Board of Directors currently consists of 12 directors, four of whom are standing for reelection. In addition to the directors standing for reelection, the Company has four incumbent directors with terms expiring in 2001 and four incumbent directors with terms expiring in 2002. Wolverine's Amended and Restated Bylaws provide that the Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. Each class of directors serves a term of office of three years, with the term of one class expiring at the annual meeting of stockholders in each successive year.

Biographical information as of January 1, 2000, is presented below for each person who either is nominated for election as a director at the annual meeting of stockholders or is continuing as an incumbent director. Except as indicated, all have had the same principal positions and employment for over five years.

Nominees for Election to Terms Expiring in 2003

ALBERTO L. GRIMOLDI (age 58) has been a director since 1994. Mr. Grimoldi is Chairman of Grimoldi, S.A., a shoe manufacturer and retailer in Argentina. He has held that position since 1986. Mr. Grimoldi is also a founding member and has been Vice Chairman of Banco Privado de Inversiones, S.A., an Argentinean investment adviser, since 1994. Mr. Grimoldi was previously a member of the Advisory Board of Ford Motor Company in Argentina. Mr. Grimoldi has also held various positions in the Argentinean government.

JOSEPH A. PARINI (age 68) has been a director since 1987. He is Chairman of the Board and an officer of EFW, Inc., a designer and manufacturer of avionics systems for global markets, and has held that position since January 1997. He is also President of Internet, U.S., Inc., a manufacturer of weather instrumentation systems, and has held that position since January 1997. Mr. Parini was previously President and Chief Executive Officer of Elbit Systems, Inc., a designer, manufacturer and marketer of infrared, telecommunications and medical instrumentation, as well as defense products, from 1990 until 1996. Mr. Parini is also a director of Foremost Corporation of America.

JOAN PARKER (age 64) has been a director since 1981. Ms. Parker is a Senior Partner with J. Walter Thompson, an international advertising firm. Ms. Parker has held that position since September 1995. From September 1995 until December 1995, Ms. Parker was also the sole proprietor of Parker & Associates, a public relations firm. From 1994 until September 1995, she was Executive Vice President and a Director of N. W. Ayer & Partners, an international advertising firm, and Executive Vice President and Managing Director of the Ayer Public Relations Division of N. W. Ayer & Partners. Formerly, Ms. Parker was Senior Vice President and Managing Director of the Ayer Public Relations Division.

ELIZABETH A. SANDERS (age 54) has been a director since 1994. Ms. Sanders is the principal of The Sanders Partnership, a management consulting practice. Ms. Sanders has held that position since 1990. Ms. Sanders was previously Vice President of Nordstrom, Inc., a retailer. Ms. Sanders is also a director of Advantica Restaurant Group, Inc.; Wal-Mart Stores, Inc.; Washington Mutual, Inc.; and Wellpoint Health Networks, Inc.

Incumbent Directors — Terms Expiring in 2002

DANIEL T. CARROLL (age 73) has been a director since 1979. Mr. Carroll is Chairman of The Carroll Group, a management consulting firm. He has held that position since 1982. Mr. Carroll is also a director of American Woodmark Corp.; A.M. Castle & Co.; Aon Corporation; Comshare, Inc.; Oshkosh Truck Corporation; and Woodhead Industries, Inc.

DONALD V. FITES (age 66) was appointed to the Board of Directors in 1999. From 1990 until 1999, Mr. Fites was Chairman and Chief Executive Officer of Caterpillar Inc., a manufacturer of construction, mining and agricultural machinery and engines. Mr. Fites is also a director of Caterpillar Inc.; AK Steel Holding Corporation; AT&T Corporation; ExxonMobil Corporation; and Georgia-Pacific Corporation.

PHILLIP D. MATTHEWS (age 61) has been a director since 1981. Mr. Matthews is Lead Director of the Company and was formerly Chairman of the Board of the Company from 1993 until 1996. Mr. Matthews is Chairman of the Board of Sizzler International, Inc., a national restaurant chain. Mr. Matthews is also a general partner in Matthews, Mullaney & Co., a private investment firm. From 1991 until 1997, Mr. Matthews was Chairman of Reliable Company, a coin-operated laundry equipment company servicing the multi-unit housing industry. Mr. Matthews is also a director of Sizzler International, Inc. and Washington Mutual Inc.

PAUL D. SCHRAGE (age 64) has been a director since 1997. Mr. Schrage was Senior Executive Vice President and Chief Marketing Officer of McDonald's Corporation, a worldwide restaurant franchisor and operator, and was employed by that company from 1967 until 1997. Mr. Schrage is also a director of Aid Association for Lutherans; Compact Industries, Inc.; and Foodland Supermarket Ltd.

Incumbent Directors — Terms Expiring in 2001

GEOFFREY B. BLOOM (age 58) has been a director since 1987. Mr. Bloom is Chairman of the Board and Chief Executive Officer of the Company and will continue as Chief Executive Officer until this year's annual meeting. Mr. Bloom will continue in his capacity as Chairman of the Board after this year's annual meeting. Mr. Bloom was appointed Chairman of the Board in 1996. Mr. Bloom was previously President and Chief Executive Officer of the Company from 1993 until 1996 and Chief Operating Officer of the Company from 1987 until 1993. Mr. Bloom is also a director of Coachmen Industries, Inc. and Comshare, Inc.

DAVID T. KOLLAT (age 61) has been a director since 1992. Mr. Kollat is President and Chairman of 22, Inc., a company specializing in research and management consulting for retailers and consumer goods manufacturers. Mr. Kollat is also a director of The Limited, Inc.; Cooker Restaurant Corporation, Inc.; Cone Mills Corporation; Consolidated Stores, Inc.; and Select Comfort Corporation.

DAVID P. MEHNEY (age 60) has been a director since 1977. Mr. Mehney is President of The KMW Group, Inc., a distributor of medical and marine products.

TIMOTHY J. O'DONOVAN (age 54) has been a director since 1993. Mr. O'Donovan is Chief Operating Officer and President of the Company. Mr. O'Donovan has held these positions since 1996. At this year's annual meeting, Mr. O'Donovan will succeed Mr. Bloom as Chief Executive Officer. Mr. O'Donovan was previously Executive Vice President of the Company.

BOARD COMMITTEES AND MEETINGS

The Company's Board of Directors has four standing committees: the Audit Committee, the Compensation Committee, the Executive Committee and the Governance Committee.

Audit Committee. The Audit Committee recommends to the Board of Directors the selection of independent accountants; approves the nature and scope of services to be performed by the independent accountants and reviews the range of fees for such services; confers with the independent accountants and reviews the results of the annual audit; reviews with the independent accountants the Company's internal auditing, accounting and financial controls; and reviews policies and practices regarding compliance with laws and conflicts of interest. Messrs. Grimoldi, Kollat and Parini and Ms. Parker currently serve on the Audit Committee. Mr. Parini is Chairman of the Audit Committee. During 1999, the Audit Committee held five meetings.

Compensation Committee. The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the timing and amount of compensation for the Chief Executive Officer and other key employees, including salaries, bonuses and other benefits. The Compensation Committee also is responsible for administering the Company's stock option and other equity-based incentive plans, recommending retainer and attendance fees for directors who are not employees of the Company or any of its subsidiaries ("Outside Directors") and reviewing for their adequacy and competitiveness compensation plans and awards as they relate to the Chief Executive Officer and other key employees. Messrs. Carroll, Fites, Mehney and Schrage and Ms. Sanders currently serve on the Compensation Committee. Mr. Carroll is Chairman of the Compensation Committee. During 1999, the Compensation Committee held six meetings.

Executive Committee. The Executive Committee is responsible for and may exercise all powers and authority of the Board of Directors in the management of the business and affairs of the Company except to the extent that delegation is prohibited by law. The Executive Committee may consider or act upon matters requiring Board action during periods between Board meetings. Messrs. Bloom, Carroll, Grimoldi, Matthews and Parini currently serve on the Executive Committee. Mr. Matthews is Chairman of the Executive Committee. During 1999, the Executive Committee held one meeting.

Governance Committee. The Governance Committee is responsible for: (i) recommending to the Board of Directors suitable candidates for nomination to the Board of Directors; (ii) reviewing with the Board of Directors the appropriate skills and characteristics of Board members; (iii) reviewing and evaluating each director's performance on the Board; (iv) reviewing and reporting to the Board on all matters generally relating to corporate governance; and (v) recommending the officers of the Company for election by the Board of Directors. Messrs. Fites, Kollat and Mehney and Mses. Parker and Sanders currently serve on the Governance Committee. Mr. Mehney is Chairman of the Governance Committee. During 1999, the Governance Committee held two meetings. The Governance Committee will consider nominees for election to the Board of Directors submitted by stockholders. The Amended and Restated Bylaws of the Company provide that nominations for the election of directors may be made by a stockholder entitled to vote for the election of directors if, and only if, the stockholder submits advance notice of the proposed nomination and the notice is received by the Secretary of the Company not less than 50 nor more than 75 days before the annual meeting. However, if fewer than 65 days' notice of the meeting or prior public disclosure is given to stockholders, the notice of the proposed nomination must be received not later than the close of business on the 15th day after the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs. Each notice submitted by a stockholder must set forth the name, age, business address, residence address, principal occupation and employment of, the class and number of shares of the Company's stock beneficially

owned by, and any other information concerning each nominee as would be required to be included in a proxy statement soliciting proxies for the election of the nominee under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, as to the stockholder giving the notice, the name, record address and the class and number of shares of the Company's stock beneficially owned by the stockholder. If the chairman of the meeting determines that a nomination was not made in accordance with these procedures, he or she must announce that determination at the meeting and the nomination will be disregarded.

During the Company's last fiscal year, the Board of Directors held five regular meetings. Each of the directors attended 75% or more of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which he or she served (during the periods that he or she served).

COMPENSATION OF DIRECTORS

Outside Directors receive a $21,000 annual retainer fee plus $1,000 per day for attendance at each regular meeting of the Board of Directors and $1,000 per day for attendance at each committee meeting. In addition, the chairmen of the Audit, Compensation and Governance Committees receive annual fees of $3,500. Directors who are also employees of the Company or any of its subsidiaries receive no annual retainer and are not compensated for attendance at Board or committee meetings. The Company also reimburses directors for expenses associated with attending Board and committee meetings.

Under the Directors' Stock Option Plan adopted and approved by the stockholders in 1994 (the "1994 Directors' Plan"), prior to February 1999, each Outside Director was granted an option to purchase 15,187 shares of Common Stock (as adjusted for stock splits) on the date of his or her initial appointment or election as a director. Effective February 1999, each newly appointed or elected Outside Director has been granted an option to purchase shares with a market value on the date of his or her initial election or appointment of $250,000. On the date of each annual meeting after his or her initial appointment or election, each Outside Director is granted an option to purchase shares with a market value on the annual meeting date of $65,000. The exercise price of options granted under the 1994 Directors' Plan is 100% of the market value of Common Stock on the date each option is granted. The term of each option may not exceed ten years. Options were granted under the 1994 Directors' Plan to all Outside Directors on April 23, 1999. Options to purchase a maximum of 405,000 shares of Common Stock may be granted under the 1994 Directors' Plan.

In 1996, the Company adopted the Outside Directors' Deferred Compensation Plan (the "Outside Directors' Plan"), a supplemental nonqualified deferred compensation plan for the Outside Directors of the Company. The plan permits all Outside Directors to defer 25%, 50%, 75% or 100% of their directors' fees. Amounts deferred are credited on the books of the Company to an account established for that director as if the amounts had been invested to purchase shares of Common Stock of the Company using the market price of the Company's Common Stock on the date such fees would have been payable ("phantom stock"). The value of the account will increase or decrease during the deferral period corresponding to changes in the market value of the Company's Common Stock. The accumulated value of a director's account under the plan is paid in cash upon termination of service as a director in a single lump-sum or annual installments over a period of up to ten years.

Upon adoption of the Outside Directors' Plan, the Company terminated its previously existing Director Retirement Plan (the "Director Retirement Plan") and provided for the conversion of the expected benefits payable under the Director Retirement Plan. Only Outside Directors of the Company who continued to serve as directors at the close of the annual meeting of stockholders on April 17, 1996 (defined in the Outside Directors' Plan as "Current Directors"), received an award of phantom stock units representing additional retirement income under the Outside Directors' Plan. Except for the Current Directors, no future Outside Director will receive retirement awards under the Outside Directors' Plan. In addition, former directors who were receiving payments under the Director Retirement Plan on April 17, 1996, will continue to receive the benefits provided under the Director Retirement Plan. To approximate as nearly as possible the expected benefits that otherwise would have been payable to Current Directors under the Director Retirement Plan if it

had remained in effect, on April 17, 1996, each Current Director was awarded a number of phantom stock units having a market value equal to the present value (determined by an actuary) of the expected benefits payable under the Director Retirement Plan. In addition, to approximate as nearly as possible the minimum service requirements imposed under the Director Retirement Plan, phantom stock units that represent awards of retirement income are subject to delayed vesting provisions. Cash equal to the accumulated value of all phantom stock units representing retirement awards credited to a director's account will be payable upon termination of service as a director. Payments will be made in ten annual installments beginning the month following termination of service as a director.

Upon a "change in control" as defined in the Outside Directors' Plan, all amounts credited to a director's account (both for deferred fees and retirement income) will be distributed to the director in a single lump-sum. For purposes of the Outside Directors' Plan, "change in control" is defined as (i) the failure of the individuals who were directors at the time the Outside Directors' Plan was adopted and those whose election or nomination to the Board of Directors was approved by a three-quarters vote of the directors then still in office who were directors at the time the Outside Directors' Plan was adopted, or whose election or nomination was so approved, to constitute a majority of the Board of Directors; (ii) the acquisition by certain persons or groups of 20% or more of the Company's Common Stock or combined outstanding voting power (excluding certain transactions); (iii) the approval by the stockholders of a reorganization, merger or consolidation (excluding certain permitted transactions); or (iv) the approval by the stockholders of a complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company (excluding certain permitted transactions).

On April 27, 1993, Mr. Matthews was elected to serve as Chairman of the Board of Directors of the Company. Mr. Matthews stepped down as the Chairman of the Board effective as of the close of the 1996 annual meeting of stockholders and now serves as Lead Director. The Company pays Mr. Matthews a fee of $60,000 annually for his service as Lead Director.

STOCK PRICE PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on Wolverine Common Stock to the Standard & Poor's 500 Stock Index and an index of peer companies that produce non-athletic footwear, assuming an investment of $100.00 at the beginning of the period indicated. The Standard & Poor's 500 Stock Index is a broad equity market index published by Standard & Poor's. The index of peer companies was constructed by the Company and consists of the companies listed in the footnote to the graph. In constructing the peer index, the return of each peer group company was weighted according to its respective stock market capitalization at the beginning of each period indicated. Cumulative total stockholder return is measured by dividing: (i) the sum of (a) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between the share price at the end and the beginning of the measurement period; by (ii) the share price at the beginning of the measurement period.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL STOCKHOLDER RETURN


DOLLARS
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
Wolverine
S & P 500
Peer Group

---

(1) The index of peer companies consists of J. Baker, Inc.; R.G. Barry Corporation; Brown Shoe Company, Inc.; Candie's, Inc.; Daniel Green Company; Genesco Inc.; Justin Industries, Inc.; Kenneth Cole Productions, Inc.; Lacrosse Footwear, Inc.; Penobscot Shoe Company; Rocky Shoes & Boots, Inc.; The Stride Rite Corporation; The Timberland Company; Wellco Enterprises, Inc.; and Weyco Group, Inc.

(2) In 1998, the index of peer companies also included Nine West Group, Inc., which was acquired in 1999 by Jones Apparel Group, Inc., and is no longer quoted for trading on an exchange or quotation system. For this reason, Nine West Group, Inc., has been omitted from the index of peer companies. In 1998, the index of peer companies included Brown Group, Inc., which changed its name in 1999 to Brown Shoe Company, Inc.

The dollar values for total stockholder return plotted in the graph above are shown in the table below:

Fiscal Year-End	Wolverine	S & P 500	Peer Group
1994	$100.0	$100.0	$100.0
1995	184.6	134.6	81.2
1996	256.0	169.2	104.6
1997	300.7	225.6	127.8
1998	177.3	290.1	108.5
1999	148.0	351.1	154.1

EXECUTIVE COMPENSATION

Compensation Summary

The following Summary Compensation Table shows certain information concerning the compensation earned during each of the three fiscal years in the period ended January 1, 2000, by the Chief Executive Officer of the Company and each of Wolverine's four most highly compensated executive officers who served in positions other than Chief Executive Officer at the end of the last completed fiscal year. The numbers of shares subject to awards of stock options have been adjusted to reflect stock splits.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards(1)	Number of Shares Underlying Options	LTIP Payouts(2)	All Other Compensation(3)
Geoffrey B. Bloom	1999	$677,308	$539,326	$ —	$193,760	113,321	$364,130	$10,203
Chief Executive Officer,	1998	641,539	194,458(4)	850(5)	973,065(6)	60,148	673,550	10,203
Chairman and Director	1997	569,231	717,407(4)	3,295(5)	315,000	165,253	430,278	9,953
Steven M. Duffy	1999	$278,846	$148,026	$ —	$ 96,880	43,979	$105,984	$ 8,129
Executive Vice	1998	270,385	83,327	—	139,845	34,851	204,538	7,854
President	1997	245,385	196,308	—	140,000	28,353	99,077	7,604
Stephen L. Gulis, Jr.	1999	$253,462	$134,550	$ —	$ 96,880	43,770	$ 98,654	$ 6,946
Executive Vice	1998	245,385	45,543	—	139,845	23,271	193,222	6,946
President, Chief Financial Officer and Treasurer	1997	231,923	185,538	—	140,000	28,667	92,155	6,696
Blake W. Krueger	1999	$288,846	$139,470	$ —	$ 96,880	42,329	$108,000	$ 7,912
Executive Vice	1998	266,346	49,434	—	139,845	21,088	208,925	7,602
President, General Counsel and Secretary	1997	244,808	195,846	—	140,000	25,000	150,110	7,352
Timothy J. O'Donovan	1999	$434,615	$288,396	$ —	$155,008	68,347	$178,022	$ 8,764
Chief Operating Officer,	1998	384,616	89,230	—	223,752	37,078	321,876	8,373
President and Director	1997	334,616	334,615	—	210,000	70,829	179,480	8,123

(1) The values of restricted stock awards reported in this column are calculated using the closing market price of Common Stock on the date of grant. As of the end of Wolverine's 1999 fiscal year, each of the named executive officers held shares of restricted stock. Dividends will be paid on shares of restricted stock at the same rate dividends are paid on Common Stock. The number of shares of restricted stock held by each named individual and the aggregate value of those shares (as represented by the closing price of Common Stock on December 31, 1999) at the end of the Company's 1999 fiscal year, without giving effect to the diminution of value attributable to the restrictions on the stock, are set forth below:

	Number of Shares	Aggregate Value
Mr. Bloom	131,312	$1,436,293
Mr. Duffy	28,594	312,758
Mr. Gulis	28,594	312,758
Mr. Krueger	29,438	321,987
Mr. O'Donovan	49,031	536,301

These numbers do not include the number or value of shares of restricted stock awarded during 1997 in connection with the Company's Long-Term Incentive Plan (1994-1996), during 1998 in connection with the Company's Executive Long-Term Incentive Plan (Three-Year Bonus Plan) or during 1999 in connection with the Company's Executive Long-Term Incentive Plan (Three-Year Bonus Plan) (collectively, the "Long-Term Incentive Plans"), the values of which are included in the amounts reported in the "LTIP Payouts" column in this table for the applicable year for each listed individual.

(2) Under the Company's Long-Term Incentive Plans, amounts payable under the plans are paid (i) in cash equal to 50% of the amount payable and (ii) in shares of restricted stock that have a market value, on the date the cash payment is made, equal to 140% of the remaining 50% payable under the plan (i.e. 70% of the calculated bonus amount). The dollar amounts reported in this column reflect the cash payment and the market value of the shares of restricted stock on the date of payment. Shares of restricted stock are granted under the Company's existing plans that provide for such awards. The restrictions lapse with respect to one-third of the shares on each of the first three anniversaries of the date of grant. Pursuant to these plans, the Company granted 92,090 shares of restricted stock to key management employees with respect to amounts payable for the three-year performance period ended January 1, 2000.

(3) The compensation listed in this column for 1999 consisted of: (i) Company contributions to the accounts of the named executive officers under Wolverine's 401(k) Savings Plan as follows: $5,000 for Mr. Bloom; $5,000 for Mr. Duffy; $5,000 for Mr. Gulis; $5,000 for Mr. Krueger; and $5,000 for Mr. O'Donovan; and (ii) payments made by Wolverine for the premiums on certain life insurance policies as follows: $5,203 for Mr. Bloom; $3,129 for Mr. Duffy; $1,946 for Mr. Gulis; $2,912 for Mr. Krueger; and $3,764 for Mr. O'Donovan.

(4) Includes one-third of the outstanding principal balance ($34,330) of a three-year, interest-free loan made to Mr. Bloom which was forgiven by the Company because the Company achieved its targeted performance goals under the annual bonus plan for the then most recently completed fiscal year.

(5) This compensation consisted of imputed income from a three-year, interest-free loan made to Mr. Bloom.

(6) Includes the value of 62,500 shares of restricted stock subject to performance-based vesting conditions awarded to Mr. Bloom pursuant to his amended and restated employment agreement.

Stock Options

The Company's stock option plans are administered by the Compensation Committee of the Board of Directors, which has authority to determine the individuals to whom and the terms upon which options are granted, the number of shares subject to each option and the form of consideration payable upon the exercise of an option. The Chief Executive Officer of the Company makes recommendations of stock option grants (other than for himself), which the Compensation Committee then considers.

The following tables set forth information regarding stock options granted to and exercised by the named executive officers during the fiscal year ended January 1, 2000 and the number of shares of Common Stock subject to and values of options at that date:

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Grant Date Present Value(2)
Geoffrey B. Bloom	**10,001**	**1.1%**	**$ 9.688**	**3/02/09**	**$ 40,077**
	29,999	**3.3**	**9.688**	**3/02/09**	**120,215**
	322	**—**	**9.688**	**3/02/09**	**1,290**
	49,678	**5.4**	**9.688**	**3/02/09**	**199,075**
	1,389	0.2	10.2815	2/23/09	5,907
	1,360	0.2	10.313	2/24/09	5,801
	4,172	0.5	9.969	2/28/09	17,204
	2,876	0.3	10.0625	3/08/09	11,970
	5,752	0.6	9.938	3/09/09	23,645
	2,628	0.3	13.219	2/28/05	14,370
	5,144	0.6	13.219	3/08/05	28,127
Steven M. Duffy	**10,004**	**1.1**	**9.688**	**3/02/09**	**40,089**
	29,996	**3.3**	**9.688**	**3/02/09**	**120,203**
	321	—	10.2815	2/23/09	1,365
	313	—	10.313	2/24/09	1,335
	1,140	0.1	9.969	2/28/09	4,701
	767	0.1	10.0625	3/08/09	3,192
	1,438	0.2	9.938	3/09/09	5,911
Stephen L. Gulis, Jr.	**10,004**	**1.1**	**9.688**	**3/02/09**	**40,089**
	29,996	**3.3**	**9.688**	**3/02/09**	**120,203**
	295	—	10.2815	2/23/09	1,255
	291	—	10.313	2/24/09	1,241
	979	0.1	9.969	2/28/09	4,037
	767	0.1	10.0625	3/08/09	3,192
	1,438	0.2	9.938	3/09/09	5,911
Blake W. Krueger	**10,005**	**1.1**	**9.688**	**3/02/09**	**40,093**
	29,995	**3.3**	**9.688**	**3/02/09**	**120,199**
	321	—	10.2815	2/23/09	1,365
	474	0.1	10.313	2/24/09	2,022
	767	0.1	10.0625	3/08/09	3,192
	767	0.1	10.5315	4/15/09	3,341
Timothy J. O'Donovan	**10,002**	**1.1**	**9.688**	**3/02/09**	**40,081**
	29,998	**3.3**	**9.688**	**3/02/09**	**120,211**
	322	**—**	**9.688**	**3/02/09**	**1,290**
	19,678	**2.1**	**9.688**	**3/02/09**	**78,856**
	567	0.1	10.2815	2/23/09	2,411
	567	0.1	10.313	2/24/09	2,419
	2,036	0.2	9.969	2/28/09	8,396
	1,726	0.2	10.0625	3/08/09	7,184
	3,451	0.4	9.938	3/09/09	14,186

(1) All options indicated in boldface text above are exercisable with respect to 25% of the shares on the date of grant and become exercisable with respect to 25% of the shares on each anniversary date thereafter with full vesting occurring on the third anniversary date of the grant. Vesting may be accelerated upon certain events relating to a change in control of the Company. All options in boldface text were granted in March 1999. All such options were granted for a term of ten years. In 1997, the Compensation Committee adopted a policy to automatically award "reload options" to a limited group of senior executives if those executives surrender shares of the Company's Common Stock to pay the exercise price or tax withholding obligations associated with the exercise of a then outstanding nonqualified stock option or the vesting of restricted stock. New stock options (both stock options that may qualify as Incentive Stock Options as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") ("Incentive Stock Options"), and other stock options that would not be Incentive Stock Options within the meaning of the Code ("Nonqualified Options")) and restricted stock awards under the 1997 Plan and the 1999 Plan provide for automatic awards of reload options to such executives. All options not shown in boldface text in the table are reload options granted in 1999.

Reload options to purchase that number of shares surrendered by an executive are awarded at the market price on the date of grant. Reload options granted in connection with the exercise of another stock option have the same term as the term remaining under the underlying option that was exercised. Reload options granted upon the vesting of restricted stock have ten-year terms. Reload options are fully vested on the date of grant. Certain senior executives are permitted to transfer nonqualified stock options to a limited group of permissible transferees primarily for estate planning purposes. Options terminate, with certain limited exercise provisions, in the event of death, retirement or other termination of employment. All options permit the option price to be paid by delivery of cash or, if permitted by the Compensation Committee, shares of the Company's Common Stock.

(2) Based on the Black-Scholes option pricing model. The actual value, if any, an option holder may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an option holder will be at or near the value estimated by the Black-Scholes model. The estimated values in the table above were calculated using the Black-Scholes model based on assumptions that include:

- a stock price volatility factor of 0.47%, calculated using monthly stock prices for the three years prior to the grant date;
- a risk free rate of return of 5.3%;
- an expected average dividend yield of 0.5% (the dividend yield at the date of the grant); and
- an expected average option holding period of four years, which period approximates the Company's historical experience.

No adjustments were made for the general non-transferability of the options or to reflect any risk of forfeiture prior to vesting. Disclosure of grant date present value is presented pursuant to Securities and Exchange Commission regulations. The Company's use of the Black-Scholes model to indicate the present value of each grant is not an endorsement of this valuation method.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Geoffrey B. Bloom	30,558	$127,662	263,275	101,251	$35,075	$71,719
Steven M. Duffy	0	—	79,140	45,624	63,901	31,875
Stephen L. Gulis, Jr.	18,562	57,903	66,962	45,624	13,370	31,875
Blake W. Krueger	0	—	47,011	45,624	11,679	31,875
Timothy J. O'Donovan	40,474	178,123	142,917	67,500	64,735	47,813

The Company's employee loan program provides that an employee (or Outside Director) may borrow from the Company up to 95% of the exercise price to exercise options acquired under the Company's stock option plans. These loans bear interest at a rate equal to the greater of 6.5% per annum or the interest rate imputed by the Internal Revenue Service with interest payable quarterly. Principal is payable quarterly at the rate of 15% per annum beginning five years after the date on which the option to which the loan relates is exercised. All loans are secured by a pledge of the Common Stock obtained upon exercise of the applicable option. Outstanding loan balances as of February 15, 2000 for each of the named executive officers and listed Outside Directors of the Company were as follows: Mr. Bloom, $189,988; Mr. Duffy, $109,818; Mr. Gulis, $285,042; Mr. Krueger, $160,989; Mr. O'Donovan, $222,771; and Ms. Parker, $87,798.

Long-Term Incentive Awards

The Company's stockholders approved the Executive Long-Term Incentive Plan (Three-Year Bonus Plan) in 1997 (the "Long-Term Plan"). The Long-Term Plan permits the Company to award cash and shares of restricted stock to plan participants conditioned upon the achievement of certain corporate performance goals over a three-year performance period.

The following table sets forth certain information concerning awards of long-term incentive compensation to the named individuals during the last fiscal year:

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

Name	Number of Shares, Units or Other Rights(1)	Performance or Other Period until Maturation or Payout	Estimated Future Payouts Under Non-Stock-Price-Based Plans(2)		
			Threshold	Target	Maximum
Geoffrey B. Bloom	60%	3 years	$ 90,307	$186,615	$361,230
Steven M. Duffy	40	3 years	58,604	117,208	234,417
Stephen L. Gulis, Jr.	40	3 years	53,269	106,538	213,076
Blake W. Krueger	40	3 years	60,706	121,412	242,863
Timothy J. O'Donovan	50	3 years	114,177	228,354	456,708

(1) Under the Company's Long-Term Plan, key management employees may earn incentive compensation based upon achievement of specified fully-diluted earnings per share ("EPS") goals over a three-year performance period. The numbers reported in the column under the heading "Number of Shares, Units or Other Rights" represent the percentage of each officer's average earned salary during the three-year period that the officer will receive as bonus compensation under the plan if the specified EPS targets are achieved. These amounts were determined by the Compensation Committee. If higher or lower actual EPS levels are attained during the three-year performance period, the percentage of base salary to be received as bonus compensation by each officer will be correspondingly higher, lower or zero. Bonuses are conditioned upon achieving a minimum or "threshold" EPS level. EPS goals were established by the Compensation Committee at the beginning of 1999 for the period ending on the last day of the Company's 2001 fiscal year. EPS goals are expressed as net earnings per share after taxes.

(2) Under the Long-Term Plan, amounts earned as bonus compensation are calculated based on each participant's average annual earned salary during the three-year performance period. For purposes of illustration, the "Threshold," "Target" and "Maximum" amounts in the table have been calculated using each named individual's base salary for 1999 as reported in the Summary Compensation Table, adjusted for 5% annual cost of living increases. Mr. Bloom's estimated future payouts were calculated based on his anticipated retirement as Chief Executive Officer of the Company in April 2000. With the exception of Mr. Bloom as described below, amounts payable under the Long-Term Plan are paid (i) in cash equal to 50% of the amount payable and (ii) in shares of restricted stock that have a market value, on the date the cash payment is made, equal to 140% of the remaining 50% payable under the Long-Term Plan (i.e. 70% of the calculated bonus amount). Based on Mr. Bloom's anticipated retirement in 2000, the Long-Term Plan requires payments of Mr. Bloom's payout for the three-year performance period to be made in all cash. The dollar amounts reported under the headings "Threshold," "Target" and "Maximum" reflect the value of the cash payment and the market value of restricted stock to be received on the date of payment. Shares of restricted stock are granted under the Company's existing plans that provide for such awards. The restrictions lapse with respect to one-third of the shares on each anniversary of the date of grant.

Pension Plan

The Company has established a qualified pension plan covering most of the Company's salaried employees. The Code imposes certain limitations on the maximum amount of pension benefits payable under qualified plans. The Code also imposes a cap currently equal to $160,000 (subject to certain grandfather provisions for earnings accrued before January 1, 1994) on the amount of earnings that may be taken into account in determining benefits payable under qualified plans.

The following table illustrates the estimated annual benefits payable under the pension plan for Wolverine's named executive officers if they retire at age 65 at the annual levels of average remuneration and years of service indicated (computed on a straight life annuity basis without the reduction required by the plan for the Social Security Allowance received by participants in the plan and without regard to any accrued grandfathered benefit for earnings before January 1, 1994):

PENSION PLAN TABLE

	Years of Service				
Average Remuneration	**10**	**15**	**20**	**25**	**30 or more**
$160,000	$ 38,400	$ 57,600	$ 76,800	$ 96,000	$ 115,200

Subject to the limitations imposed by the Code, the pension plan provides monthly benefits at normal retirement in an amount equal to the greater of: (i) $18.00 multiplied by the participant's number of years of service up to 30 years; or (ii) 1.6% of final average earnings multiplied by the participant's number of years of service up to 30 years reduced by the participant's Social Security Allowance as defined in the pension plan. Certain designated executives have a percentage benefit multiplier of 2.4% or 2.0% in lieu of the 1.6% of final average earnings benefit multiplier. "Final average earnings" are defined as the average of the participant's annual earnings for the four consecutive highest compensation calendar years out of the last ten calendar years of the participant's employment (with earnings for the last year of employment annualized based on a participant's then rate of pay). Except for the compensation cap imposed by the Code, the remuneration covered by the plan for an employee would be essentially equivalent to the sum of the amounts reported under the heading "Annual Compensation" in the Summary Compensation Table above except for the forgiveness of Mr. Bloom's interest-free loan.

If the pension plan is terminated during any period beginning on a "restricted date" (defined below) and ending two years later, the plan directs that surplus plan assets will be used to purchase retiree medical and life insurance in satisfaction of the Company's then outstanding obligations, if any, and will be paid pro rata to increase the benefits of plan participants, subject to legal limitations. If the pension plan is merged with, or the assets of the plan are transferred to, another plan, then (i) benefits will be fully vested; (ii) benefits will be increased as if the plan had been terminated; and (iii) benefits will be satisfied through the purchase of a guaranteed annuity contract. A restricted date is defined as the date any person or group acquires more than 50% of the voting stock of the Company in a transaction not approved by the Board of Directors or the date during any two-year period on which individuals who at the beginning of the period constituted the Board of Directors (including any new director whose nomination or election was approved by two-thirds of the directors who were directors at the beginning of the period or whose election or nomination was so approved) cease for any reason to constitute a majority of the Board.

As of January 1, 2000, the persons listed in the Summary Compensation Table had the following years of credited service under the plan: Mr. Bloom, 13 years; Mr. Duffy, 11 years; Mr. Gulis, 15 years; Mr. Krueger, four years; and Mr. O'Donovan, 30 years.

Supplemental Executive Retirement Plan

In 1995, the Company adopted a Supplemental Executive Retirement Plan ("SERP") to replace the deferred compensation agreements entered into between the Company and certain key employees, including those listed in the Summary Compensation Table, except that an executive covered by a deferred compensation agreement will always be entitled to a benefit under the SERP at least equal to what he or she would have received under the deferred compensation agreement. The SERP became effective January 1, 1996.

Under the SERP, a participating executive will be eligible for an annual supplemental benefit once he or she has completed five years of service after having been approved as a participant in the SERP (or, for those executives already covered by a deferred compensation agreement, five years after entering into the deferred compensation agreement); alternatively, a participating executive will be eligible for a benefit with less than five years of service if he or she retires at or after age 65. The supplemental benefit is equal to the difference between the executive's retirement benefit under the Company's qualified pension plan and an amount equal to a designated percentage of the executive's Average Earnings multiplied by the executive's years of service under the pension plan, except that the SERP counts years during which the executive received a disability benefit under the SERP (except in computing the SERP's disability benefit); excludes years that an executive is designated as an inactive participant; and may count deemed years of service granted by the Board of Directors (up to a maximum of 25 years). The designated percentage is either 2.4% for each year of service (including all of the individuals listed in the Summary Compensation Table) or 2% per year of service. "Average Earnings" is defined as the average of the executive's annual earnings for the four consecutive highest compensation years out of the last ten years of the executive's employment (excluding years during which the executive receives a disability benefit if the exclusion would produce a higher average; yearly compensation is not restricted by the $160,000 compensation cap under the pension plan and for the last year of employment is annualized). Average Earnings do not include payments under the Long-Term Plan or severance payments. For this purpose, Average Earnings do not vary significantly from the amounts shown under the caption "Annual Compensation" in the Summary Compensation Table above except for the forgiveness of Mr. Bloom's interest-free loan.

A retired participating executive may draw the full benefit beginning at age 65. A participating executive who has ten years of service may elect to begin receiving a reduced benefit at or after age 55. The reduction factor is 0.333% for each month prior to age 60, and 0.1666% for each month between age 60 and age 65. The SERP provides for a disability benefit equal to 60% of the supplemental retirement benefit (based on the executive's years of service at the date of disability). A disabled executive is still eligible for a supplemental retirement benefit beginning at age 65 based on all years of service (including years during which the executive was receiving a disability benefit). The SERP also provides for a death benefit to the executive's designated beneficiary if the executive dies before retiring. The death benefit is a lump-sum equal to the present value of the benefit the executive could have received beginning at age 65, based on his or her years of service up to the date of death. Executives covered by a pre-existing deferred compensation agreement are provided a minimum benefit equal to the amount payable under the deferred compensation agreement and the pension plan under the formula in effect on December 31, 1994.

Benefits under the SERP are subject to forfeiture if the executive's employment is terminated for serious misconduct, if the executive later competes with the Company or if the Company cannot collect under an insurance policy purchased to fund plan benefits for certain reasons. For all individuals listed in the Summary Compensation Table, if, within two or three years after a "change in control" the executive resigns for "good reason" or is terminated by the Company or at the request of a third party who effectuates a change in control (other than for "cause" or due to death or "disability" as defined in the SERP), the executive will be entitled to a lump sum payment equal to 125% of the present value of the benefit payments for which the executive would have been eligible if the executive had retired at age 55 (or at his or her actual age, if greater than age 55), without applying the monthly early retirement reduction factors, but based on years of service at the actual date of termination. For purposes of the SERP, "change in control" is defined as (i) the failure of the individuals who were directors at the time the SERP was adopted and those whose election or nomination to the Board of Directors was approved by a three-quarters vote of the directors then still in office who were directors at the time the SERP was adopted, or whose election or nomination was so approved, to constitute a majority of the Board of Directors; (ii) the acquisition by certain persons or groups of 20% or more of the Company's Common Stock or combined outstanding voting power (excluding certain transactions); (iii) the approval by the stockholders of a reorganization, merger or consolidation (excluding certain permitted transactions); or (iv) the approval by the stockholders of a complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company (excluding certain permitted transactions).

The Company may terminate the SERP or stop further accrual of plan benefits for a participating executive at any time, but termination will not affect previously accrued benefits.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

Mr. Bloom's Agreement. On April 27, 1998, the Company entered into an amended and restated employment agreement (the "Employment Agreement") with Mr. Bloom to employ him as Chief Executive Officer until the 2000 annual meeting of stockholders and as an executive officer through April 30, 2000. The Employment Agreement prohibits Mr. Bloom from competing with the Company during his employment and for an additional period of five years following termination of his employment with the Company. Under the Employment Agreement, Mr. Bloom is to receive a salary of not less than $600,000 per year, a leased vehicle, the benefits of a term life insurance policy in the amount of $500,000 and other benefits normally provided by the Company to top-level executives. In consideration for entering into the Employment Agreement, Mr. Bloom received two years of additional "deemed service" under the SERP (as defined in the Employment Agreement). If Mr. Bloom remains employed by the Company through April 30, 2000, he will receive, in addition to his actual service, four additional years of "deemed service" and an additional four years of "deemed service" under the SERP if the Company's Board of Directors determines that the planning and effectuation of the transition from Mr. Bloom to his successor have been carried out successfully. The Employment Agreement provides that Mr. Bloom's SERP benefit will be calculated based upon his "Average Earnings" for 1997, 1998 and 1999 rather than his "Average Earnings" for the four consecutive highest compensation years out of the ten years preceding retirement. Pursuant to the Employment Agreement, in September 1998 Mr. Bloom received 62,500 shares of unvested restricted stock. Vesting of 40,000 shares of the restricted stock will occur in 2002, if at all, depending on improvement of the Company's net earnings in the Company's 2001 fiscal year, and 22,500 shares of the restricted stock will vest, if at all, depending on improvement of the Company's per share price on the New York Stock Exchange for the ten days preceding April 30, 2001 when compared to the price for the ten trading days preceding April 30, 2000.

If Mr. Bloom's employment is terminated other than for "cause" or by Mr. Bloom for "good reason" (each as defined in the Employment Agreement), the Employment Agreement requires Wolverine to pay to Mr. Bloom, in addition to normal salary and all accrued benefits and rights under all fringe benefit, deferred compensation, stock option, restricted stock, retirement and other plans offered by the Company, a lump-sum equal to the product of (i) the sum of Mr. Bloom's annual base salary at the rate in effect on the date of termination plus the amounts awarded Mr. Bloom under the Company's incentive bonus plans for the year most recently ended, and (ii) the number of years (rounded to the nearest hundredth) between the date of termination and April 30, 2000. If Mr. Bloom's employment is terminated other than for cause or by Mr. Bloom for good reason, then Mr. Bloom will be entitled to benefits under all employee benefit programs through April 30, 2000, or substantially similar benefits if Mr. Bloom can no longer participate in such plans.

If Mr. Bloom's employment is terminated by the Company other than for cause or by Mr. Bloom for good reason, then Mr. Bloom will also receive or the following will occur upon termination: (i) a lump-sum amount equal to the amount, if any, of the deferred portion of any unpaid awards made to him under the Company's incentive bonus plans, a bonus for the year preceding termination if not yet awarded and a bonus for the year of termination prorated through the date of termination, both based on 100% of any bonus awarded to Mr. Bloom for the immediately preceding year, or the average of Mr. Bloom's bonus awards pursuant to such plans for the two immediately preceding years, whichever is greater; (ii) a cash payment, in lieu of the Common Stock issuable upon exercise of options that have been awarded to Mr. Bloom (whether or not exercisable or vested) under any and all Company stock option plans or agreements, in an amount equal to 100% of the aggregate positive spread between the exercise prices of all such options and the closing price of Common Stock as reported on the New York Stock Exchange on the date of termination; (iii) all restrictions against the sale, transfer or other disposition of Common Stock awarded to Mr. Bloom under any restricted stock plan or agreement that have not lapsed on the date of termination shall lapse if such restrictions would

have lapsed by April 30, 2000, and all restrictions on the 62,500 shares of restricted stock issued pursuant to the Employment Agreement shall immediately lapse; (iv) reimbursement for relocation expenses and legal fees and indemnity against loss in the sale of Mr. Bloom's principal residence; (v) eight years of deemed additional service under the SERP, as if all of the conditions under the Employment Agreement have been met; (vi) a cash payment at Mr. Bloom's normal retirement age equal to the actuarial equivalent of the retirement pension to which Mr. Bloom would have been entitled under the terms of such retirement plans or programs (without regard to vesting requirements) had Mr. Bloom accrued additional continuous service through April 30, 2000 at Mr. Bloom's salary rate on the date of termination, plus the amount awarded to Mr. Bloom under the Company's incentive bonus plans during the year most recently ended, including any additional SERP benefit credited under the Employment Agreement, reduced by the single sum actuarial equivalent of any amounts to which he is entitled under the normal retirement plans and programs of the Company; and (vii) executive outplacement services paid for by the Company.

If Mr. Bloom's employment is terminated due to death or disability, Mr. Bloom will be entitled to, in addition to normal salary and accrued benefits and rights under all fringe benefit, deferred compensation, stock option, restricted stock, retirement or other plans offered by the Company, eight years of "deemed service" for purposes of the SERP benefit.

The Employment Agreement does not require Mr. Bloom to mitigate payments in the event his employment is terminated. The Employment Agreement provides that any payments Mr. Bloom is entitled to receive as a result of a termination of Mr. Bloom's employment following a change in control shall be determined exclusively by Mr. Bloom's severance agreement described below, in addition to the assignment of the life insurance policy as required by the Employment Agreement.

Severance Agreements. Pursuant to individual agreements with the Company, Messrs. Bloom, Duffy, Gulis, Krueger and O'Donovan, and certain other key management employees, will receive compensation in the event of termination of their employment following a change in control of the Company, unless: (i) the termination of the officer is due to death or retirement in accordance with Company policy or as otherwise agreed; (ii) the termination is by the Company for cause or disability; or (iii) the termination is by resignation of the officer for other than Good Reason. Good Reason is defined in the agreements to include, among other things, the assignment of duties inconsistent with the officer's status as a senior executive officer of the Company or the duties performed by the officer immediately before a change in control, a reduction in the officer's annual base salary or relocation of the officer.

The compensation payable in the event of such a termination after a change in control includes: (i) cash equal to two or three times the officer's annual salary, including target bonus; (ii) cash equal to 100% of the difference between the market price of Common Stock (or, if higher, the highest price paid in connection with any change in control of the Company) and the exercise prices of unexercised stock options granted to the officer (other than incentive stock options granted after the date of the officer's agreement), and 100% of the difference between the market price and exercise prices of incentive stock options granted to the officer after the date of the agreement which are then exercisable; (iii) relocation expenses, legal fees and indemnity against loss in the sale of the officer's principal residence; (iv) up to two or three years' benefits under all employee benefit programs; (v) a cash payment at the officer's retirement age equal to the actuarial value of the retirement pension and SERP to which the officer would have been entitled (without regard to vesting requirements) had he or she accrued three additional years of service with the Company, plus the amount awarded to the officer during the year most recently ended reduced by the single sum actuarial equivalent of any amounts to which the officer is entitled under the normal retirement plans and programs of the Company; and (vi) outplacement services paid for by the Company. In all of the severance agreements, the officer has no requirement to mitigate the payments by seeking employment, but the compensation to be paid during the fourth and later months after termination will be reduced to the extent of any compensation earned by the officer during the applicable period.

A change in control is defined in the agreements to include the acquisition of 20% or more of the Common Stock of the Company by any person or group of persons acting together or a change in a majority of

the Board of Directors of the Company unless each new director was approved by a vote of at least three-quarters of the directors then still in office who were directors as of the date of the agreements, or whose election or nomination was so approved.

Stock Plan Provisions. The Company has granted certain stock options and awarded shares of restricted stock that are subject to accelerated vesting upon a change in control of the Company. The options include options issued under the 1988 Plan, the 1993 Plan, the 1995 Plan, the 1997 Plan and the 1999 Plan and the shares of restricted stock include shares awarded under the 1993 Plan, the 1995 Plan, the 1997 Plan and the 1999 Plan.

Under the stock option agreements entered into between the Company and participants in the 1988 Plan, the 1993 Plan, the 1995 Plan, the 1997 Plan and the 1999 Plan, other than the agreements applicable to reload options, 25% of each option generally becomes exercisable on the date of grant and 25% of the shares becomes exercisable on each of the next three anniversary dates following the date of grant. The stock option agreements also provide that all options granted under the 1988 Plan become immediately exercisable in the event of a change in control of the Company. The terms of the 1993 Plan, the 1995 Plan, the 1997 Plan and the 1999 Plan provide for such acceleration upon a change in control of the Company.

The 1993 Plan, the 1995 Plan, the 1997 Plan and the 1999 Plan provide for restricted stock awards. Except for shares awarded in connection with the payment of bonuses under the Long-Term Plan, the restrictions on 25% of the shares received pursuant to an award normally lapse on the third anniversary of the date of the award, with the restrictions on an additional 25% of the shares lapsing on the fourth anniversary and the restrictions with respect to the remaining shares lapsing on the fifth anniversary. With respect to shares awarded in connection with the Long-Term Plan, the restrictions on one-third of the shares received pursuant to an award lapse on each anniversary of the date of the award. The restricted stock agreements entered into with employees under these plans provide that all restrictions on restricted stock will lapse upon certain terminations of employment within a five-year period after a change in control.

A change in control is defined in the agreements under the 1988 Plan to include a change of control as set forth in the proxy rules issued under the Exchange Act, the acquisition of 25% or more of the Common Stock of the Company by any person or group of persons acting together or a change during any two-year period in a majority of the Board of Directors of the Company unless each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period, or whose election or nomination was so approved. The definition of change in control under the 1993 Plan differs from the definition of that term in the agreements under the 1988 Plan in that a change in control is considered to occur upon the acquisition of 20% or more (rather than 25%) of the Company's Common Stock and the definition includes the sale, lease, exchange or other transfer of substantially all of the Company's assets to, or the merger or consolidation of the Company with, a corporation that is not controlled by the Company. Under the 1995, 1997 and 1999 Plans, a change in control is defined as (i) the failure of the individuals who were directors at the time such plan was adopted and those whose election or nomination to the Board of Directors was approved by a two-thirds vote of the directors then still in office who were directors at the time such plan was adopted, or whose election or nomination was so approved, to constitute a majority of the Board of Directors; (ii) the acquisition by certain persons or groups of 20% or more of the Company's Common Stock; (iii) the approval by the stockholders of a reorganization, merger or consolidation (except with certain permitted entities); or (iv) the approval by the stockholders of a complete liquidation or dissolution of the Company or the sale or disposition of all or substantially all of the assets of the Company (other than to certain permitted entities).

Other Plans and Agreements. Severance agreements with various executive officers (described above) provide for cash payments in lieu of outstanding options if a change in control of the Company and a subsequent triggering event occurs. In addition, the SERP (described above) and the Outside Directors' Plan (described above) provide for certain benefits and payments if a change in control of the Company occurs.

Benefit Trust Agreement. In May 1987, the Company established a Benefit Trust (the "Trust") to ensure that payments to employees under the employment agreements, severance agreements, the SERP and deferred compensation agreements with certain employees (collectively, the "Agreements") will not be improperly withheld after a change in control of the Company as defined in the agreement establishing the Trust. Under the Trust, upon the occurrence of a Potential Change in Control (as defined in the Trust agreement), the Company will deliver to the trustee, to be held in trust, cash, marketable securities or insurance corresponding to an amount determined by the Company to have a fair market value, together with any existing amounts in the Trust, equal to the value of the benefits due to employees under the Agreements given certain assumptions set forth in the Trust. Additional terms of the Trust provide for the return of the property to the Company upon written request before a change in control or automatically if no change in control has occurred within 6 months after funding upon a Potential Change in Control. The Company has transferred to the Trust insurance policies on the lives of certain key employees.

Indemnity Agreements. The Company has entered into indemnity agreements with Messrs. Bloom, Duffy, Gulis, Krueger and O'Donovan and with each director and executive officer of the Company. The indemnity agreements indemnify each director and officer against all expenses incurred in connection with any action or investigation involving the director or officer by reason of his or her position with the Company (or with another entity at the Company's request). The directors and officers will also be indemnified for costs, including judgments, fines and penalties, indemnifiable under Delaware law or under the terms of any current or future liability insurance policy maintained by the Company that covers the directors and officers. A director or officer involved in a derivative suit will be indemnified for expenses and amounts paid in settlement. Indemnification is dependent in every instance on the director or officer meeting the standards of conduct set forth in the indemnity agreements. If a potential change in control occurs, the Company will fund a trust to satisfy its anticipated indemnification obligations.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors (the "Committee") develops and recommends to the Board of Directors the compensation policies of the Company. The Committee also administers the Company's compensation plans and recommends for approval by the Board of Directors the compensation to be paid to the Chief Executive Officer and, with the advice of the Chief Executive Officer, the other executive officers of the Company. The Committee consists of five directors, none of whom is a current or former employee of the Company or its subsidiaries.

The Committee continues to engage an independent compensation consulting firm to assist the Committee in formulating the Company's compensation policies, provide advice to the Committee concerning specific compensation packages and appropriate levels of executive compensation, provide advice about competitive levels of compensation and review and recommend changes in the compensation system of the Company. The firm was also retained to provide specific advice concerning the compensation arrangements for Mr. Bloom and the compensation to be paid to the Board's Lead Director.

The basic compensation philosophy of the Committee and the Company is to provide competitive salaries as well as competitive incentives to achieve superior financial performance. The Company's executive compensation policies are designed to achieve four primary objectives:

— Attract and retain well-qualified executives who will lead the Company and achieve and inspire superior performance;

— Provide incentives for achievement of specific short-term individual, business unit and corporate goals;

— Provide incentives for achievement of longer-term financial goals; and

— Align the interests of management with those of the stockholders to encourage achievement of continuing increases in stockholder value.

Executive compensation at Wolverine consists primarily of the following components: base salary and benefits; amounts paid (if any) under the Annual Bonus Plan (defined below); amounts paid (if any) under the Long-Term Plan; amounts paid, if any, under individual-specific discretionary bonus plans designed to encourage achievement of individual goals; and participation in the Company's stock option and equity-based incentive plans. Each component of compensation is designed to accomplish one or more of the four compensation objectives described above.

The participation of specific executive officers and other key employees in the Annual Bonus Plan, the Long-Term Plan and the stock option and equity-based incentive plans of the Company is recommended by management and all recommendations (including the level of participation) are reviewed, modified (to the extent appropriate) and approved by the Committee. Senior executive officers are normally eligible to receive a greater percentage of their potential compensation in the form of awards under these incentive plans to reflect the Committee's belief that the percentage of an executive's total compensation that is "at risk" should increase as the executive's corporate responsibilities and ability to influence profits increase.

Section 162(m) of the Code provides that publicly held companies may not deduct compensation paid to certain executive officers in excess of $1,000,000 annually, with certain exceptions for qualified "performance-based" compensation. The Company has obtained stockholder approval of the Annual Bonus Plan, the Long-Term Plan, the 1997 Plan and the 1999 Plan to permit amounts payable under the Annual Bonus Plan and the Long-Term Plan and awards of stock options granted under the 1997 Plan and the 1999 Plan to qualify as "performance-based" compensation for purposes of Section 162(m) of the Code. Because incentives under these plans are not included in the $1,000,000 limit for purposes of calculating the Company's deduction for compensation paid to its executive officers, the Company believes its compensation policies reflect due consideration of Section 162(m).

Base Salary

To attract and retain well-qualified executives, it is the Committee's policy to establish base salaries at levels and provide benefit packages that have been confirmed to be competitive. Base salaries of senior executives are determined by the Committee by comparing each executive's position with similar positions in companies of similar type, size and financial performance. The Committee uses surveys provided by the independent compensation consulting firm in making that comparison. Although some of the companies included in the peer index used in the graph of cumulative total stockholder return are among the companies included in the surveys, the surveys are not limited to those companies since the Company competes for talent with a wide range of corporations. In general, the Committee has targeted salaries to be at the median to slightly below the median percentile of base salaries paid for comparable positions by companies included in the surveys provided by the independent compensation consulting firm. Other factors considered by the Committee are the executive's performance, the executive's current compensation and the Company's or the applicable business unit's performance (determined by reference to pre-tax levels of profit and levels of sales). Although the Committee does not give specific weight to any particular factor, the most weight is given to the executive's performance (in determining whether to adjust above or below the current salary level), and a significant but lesser weight is generally given to the comparative survey data. In general, base salaries for the Company's executive officers during 1999 were near the median of salaries paid by companies included in the surveys. The 1999 average base salary of senior executives increased over the previous year's level as a result of a combination of factors, including improved individual performance, improved or continued excellent performance by the applicable business unit (and Company), promotions and increased responsibilities.

Annual Bonus Plan

To provide incentives and rewards for achievement of short-term business unit goals, the existing Executive Short-Term Incentive Plan (the "Annual Bonus Plan") was designed to provide key employees with the opportunity for bonuses based on the performance of the Company and/or the performance of its operating divisions or profit-centers. The Annual Bonus Plan was approved by the stockholders of the Company at the April 16, 1997, annual meeting of stockholders. The Annual Bonus Plan continues the annual bonus policy that the Company had used for many years. A target bonus goal (the "Target Bonus"), expressed as a percentage of the participant's base salary, is established by the Committee. The Committee then establishes "Incentive Bonus" levels, expressed as a percentage of the Target Bonus, that are paid to the participant at specified levels of performance by the Company, division or profit-center. "Incentive Bonus" as used in the Annual Bonus Plan means an annual bonus awarded and paid to a participant for services to the Company during a fiscal year that is based upon achievement of pre-established financial objectives of the Company. The Incentive Bonus levels may be expressed either as (i) a matrix of percentages of the Target Bonus that would be paid at specified levels of performance; or (ii) a mathematical formula that determines the percentage of the Target Bonus that would be paid at varying levels of performance. Performance is determined by reference to profit and sales of the Company and/or its operating divisions or profit-centers. Payment of an Incentive Bonus to a participant for a fiscal year under the Annual Bonus Plan is entirely contingent upon achievement of the performance levels established by the Committee. All determinations to be made by the Committee for a fiscal year are made by the Committee during the first 90 days of each fiscal year. Both primary measures of corporate performance, pre-tax levels of profit (excluding one-time charges after review by and approval of the Committee) and levels of sales, met or exceeded the pre-established threshold performance levels for 1999, with the sales component below the mid range of targeted performance and the pre-tax profit component above the mid range of targeted performance. During fiscal 1999, executive officers were generally targeted to receive from 16% to 48% of their annual salaries in bonus compensation. In determining these percentages, the Committee considered each executive's position, competitive incentives and the executive's aggregate incentive compensation potential under all of the Company's plans. The percentages are generally higher for more senior executives to reflect their greater influence on profits and to put a larger percentage of their total potential cash compensation "at risk." Because the two primary measures of corporate performance met or exceeded the pre-established performance levels for 1999 as discussed above, senior executives generally received bonuses that were slightly above the median of the range established by the Committee.

Long-Term Plan

To provide incentives and rewards for longer-term planning and decision-making and the achievement of longer-term corporate performance goals, the Long-Term Plan provides the opportunity for additional compensation based upon the achievement of Company financial performance goals, which are set above current budgets, over a three-year period. The Long-Term Plan was approved by the stockholders of the Company at the April 16, 1997, annual meeting of stockholders. The Long-Term Plan continues the long-term incentive bonus policy that the Company has used for many years. The primary purposes of the Long-Term Plan and prior long-term bonus plans are to provide significant incentive and to foster cooperation among all business units such that the long-term earnings performance of the Company is substantially improved. The primary concept of the Long-Term Plan is to establish financial performance goals for each three-year time period for the Company. New performance periods begin each fiscal year and end three full fiscal years later. Goals are established by the Committee during the first 90 days of each three-year performance period.

Awards under the Long-Term Plan are based on a percentage of average annual earned salary during the three-year period. For each participant in each three-year period, the Committee specifies a target bonus goal (the "Target Bonus"), expressed as a specified dollar amount or as a percentage of the participant's average annual earned salary, and Incentive Bonus levels, expressed as a percentage of the Target Bonus, that will be paid to the participant at specified levels of performance. "Incentive Bonus" as used in the Long-Term Plan means a bonus awarded and paid to a participant for services to the Company during a three-year period,

which bonus is based upon achievement of previously established financial objectives by the Company. The Incentive Bonus levels may be expressed as either (i) a matrix of multiples of the Target Bonus that will be paid at specified levels of performance; or (ii) a mathematical formula that determines the percentage of the Target Bonus that will be paid at varying levels of performance. Performance is determined by reference to the fully-diluted earnings per share ("EPS") of the Company. If the minimum targeted EPS goal is not achieved, no bonus will be paid. For purposes of the Long-Term Plan, the definition of "earnings per share" means the Company's net after-tax earnings per share of Common Stock after all expenses and taxes, except for any special one-time charges. For the 1999-2001 performance period, executive officers are targeted to receive long-term bonus compensation in amounts that range from 20% to 60% of their average annual earned salaries. In determining the percentages, the Committee considered the factors discussed above in connection with the Annual Bonus Plan and each executive's capacity to affect the long-term performance of the Company. EPS was above the pre-established threshold performance level and near the mid range of targeted performance for the 1997-1999 performance period under the prior long-term bonus plan, and senior executives generally received bonuses at levels that were slightly below the median of the range established by the Committee.

Under the Long-Term Plan (and under the prior long-term plans), amounts payable are paid (i) in cash equal to 50% of the amount payable and (ii) in shares of restricted stock under the Company's existing stockholder approved plans that have a market value, on the date the cash payment is made, equal to 140% of the remaining 50% payable under the plan (i.e. 70% of the calculated bonus amount). The restrictions lapse with respect to one-third of the shares on each anniversary of the date of grant. Pursuant to the 1997-1999 performance period under the Long-Term Plan, the Company granted 92,090 shares of restricted stock to key management employees with respect to amounts payable under the Long-Term Plan for the three-year performance period ended January 1, 2000.

Individual Performance Goals Bonus Plan

In addition to annual bonuses paid based on corporate performance pursuant to the Annual Bonus Plan, the Company generally pays annual incentive bonuses to employees based on individual performance goals. Personal performance goals are established for each participant in the Annual Bonus Plan. During fiscal 1999, executive officers were generally targeted to receive from 4% to 12% of their annual salaries in bonus compensation pursuant to this plan. Consistent with the underlying rationale of the Annual Bonus Plan, the percentages are generally higher for more senior executives. Bonuses based on individual performance goals are paid on a discretionary basis after grading actual performance against the established individual goals and the performance bonuses for the senior management employees, including the Chief Executive Officer and the Chief Operating Officer, are paid only after the review and approval of the Committee.

Stock Options and Equity-Based Incentive Plans

Awards under the Company's stock option and equity-based incentive plans are designed to encourage long-term investment in the Company by participating executives, more closely align executive and stockholder interests and reward executives and other key employees for building stockholder value. The Committee believes stock ownership by management has been demonstrated to be beneficial to all stockholders and stock awards have been granted by the Company to executives and other key employees pursuant to various equity-based plans for several decades. The Committee administers all aspects of these plans and reviews, modifies (to the extent appropriate) and takes final action on any such awards.

Under the Company's plans that provide for awards of restricted stock, all of which have been previously approved by the stockholders, the Committee may grant to executives and other key employees shares of restricted stock. These shares are subject to certain restrictions that, except for shares awarded in connection with the Long-Term Plan described above, generally lapse over a period of five years from the date of grant.

Under the Company's stock option plans, all of which have been previously approved by the stockholders, the Committee may grant to executives and other key employees options to purchase shares of stock, as well

as tax benefit rights. The Company has never granted tax benefit rights under its existing plans and has no present intention to do so. The Committee reviews, modifies (to the extent appropriate) and takes final action on the amount, timing, price and other terms of all options granted to employees of the Company. The Committee grants both Incentive Stock Options and Nonqualified Options within the meaning of the Code. A majority of the options granted have been Incentive Stock Options with an exercise price equal to the market price of Common Stock on the date of the grant. Under the terms and conditions of the plans, the Committee may, however, grant Nonqualified Options with an exercise price above or below the market price on the date of grant.

In determining the number of shares of restricted stock and/or the number of options to be awarded to an executive, the Committee generally adheres to a formula which takes into consideration the levels of responsibility and compensation practices of similar companies. The Committee also considers the recommendations of management (except for awards to the Chief Executive Officer), the individual performance of the executive and the number of shares previously awarded to the executive. As a general practice, both the number of shares granted and their proportion relative to the total number of shares granted increase in some proportion to increases in each executive's responsibilities.

Chief Executive Officer

The Chief Executive Officer's compensation is based upon the policies and objectives discussed above. The Chief Executive Officer, however, has a higher percentage of total compensation "at risk" because a larger percentage of potential compensation is based upon the Annual Bonus Plan and the Long-Term Plan described above.

Effective April 27, 1998, the Company executed the Employment Agreement with Mr. Bloom that provides for his continued service to the Company as Chief Executive Officer through the date of the 2000 annual meeting of stockholders and as an executive officer through April 30, 2000. The Employment Agreement is also described under the heading "Employment Agreements and Termination of Employment and Change in Control Arrangements."

Under the Employment Agreement, Mr. Bloom will receive an annual base salary of at least $600,000 effective April 27, 1998 through April 30, 2000. Mr. Bloom will be entitled to participate in the pension plan, the SERP, the Annual Bonus Plan, the Long-Term Plan and any discretionary bonus plans and receive fringe benefits similar to those provided to senior executives of the Company through the term of the Employment Agreement.

Mr. Bloom's 1998 base salary was established consistent with the Employment Agreement. In setting Mr. Bloom's base salary and total annual cash compensation, the Committee was advised by the independent compensation consulting firm and compared Mr. Bloom's cash compensation with that of chief executive officers in a survey group of companies of similar general type and size. Mr. Bloom's base salary is generally targeted by the Committee at or near the median of salaries paid to chief executive officers by companies included in the survey group. Mr. Bloom's base salary for 1999 increased 3.8% above his 1998 level, primarily due to the performance of the Company during the past several years which the Committee believed was significantly due to his leadership. Following the 1999 increase, Mr. Bloom's base salary was above the competitive median.

Mr. Bloom's annual incentive bonus under the Annual Bonus Plan is based upon corporate performance goals (100% weighting). The target annual bonus award for Mr. Bloom under the Annual Bonus Plan is 48% of earned salary. Mr. Bloom's annual bonus is subject to achievement of minimum goals and his threshold bonus at this level would have been 24% of earned salary. Mr. Bloom's annual bonus is capped at 96% of earned salary under the Annual Bonus Plan. Corporate performance goals in 1999 were based on the Company's achievement of predetermined pre-tax levels of profit (approximately 80% weighting) and sales (20% weighting), both of which were set above the prior year's actual results. Since the Company's profit and

sales performance met or exceeded the pre-established performance levels, the Committee approved a 1999 annual bonus for Mr. Bloom under the Annual Bonus Plan.

Mr. Bloom was also paid an individual performance bonus for achievement of specific individual goals. The Committee reviewed Mr. Bloom's performance against his individual performance goals and determined an acceptable overall score had been achieved.

Mr. Bloom's Long-Term Plan bonus award is based upon financial performance goals for the Company expressed in terms of targeted EPS that are above budget and prior year's results. The target bonus for Mr. Bloom is 60% of average annual earned salary for the 1999-2001 plan period. The bonus payout for Mr. Bloom can range from 0% — 200% of the target bonus. The Company paid $364,130 to Mr. Bloom pursuant to the 1997-1999 Long-Term Plan since the Company met the pre-established level of financial performance for the bonus period. The dollar value of this payment reflects cash paid to Mr. Bloom for 50% of the amount payable under the plan and the market value of shares of restricted stock granted in payment of the remaining amount payable under the plan. The restrictions on the restricted stock lapse with respect to one-third of the shares on each anniversary of the date of grant.

In 1999, Mr. Bloom was awarded 20,000 shares of restricted stock (excluding shares awarded in connection with the 1997-1999 Long-Term Plan discussed above). The amount of this award was determined by the Committee considering the factors discussed above.

Due to the Company's 1999 results, Mr. Bloom's salary, bonus and total compensation was above the median for chief executive officers paid by companies included in the previously described survey group.

All actions and recommendations of the Committee attributable to 1999 compensation were unanimous and all recommendations were approved and adopted by the Board of Directors without modification.

Respectfully submitted,

Daniel T. Carroll, Chairman, Donald V. Fites, David P. Mehney, Elizabeth A. Sanders, Paul D. Schrage

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 1999, the Company engaged J. Walter Thompson, an international advertising firm, to perform public relations and marketing services. The Company paid $295,649 in fees and expenses to J. Walter Thompson. Ms. Joan Parker, a director of the Company, is a Senior Partner with J. Walter Thompson. The Company anticipates continuing its relationship with J. Walter Thompson during the current year.

In 1989, Wolverine entered into a license agreement with Grimoldi, S.A., an Argentinean corporation of which Mr. Alberto Grimoldi, a director of Wolverine, is a large shareholder, to renew a licensing relationship that had existed for approximately ten years. The license agreement grants to Grimoldi, S.A. the right to manufacture and the exclusive rights to distribute and sell *Hush Puppies®* brand footwear products in Argentina under Wolverine's standard terms and conditions for all international licensees. In 1994, Wolverine and Grimoldi, S.A. executed a similar license agreement that grants similar rights with respect to Brazil, which was subsequently assigned to a wholly-owned subsidiary of Grimoldi, S.A. Under these licenses, Grimoldi, S.A., or its subsidiary, pays Wolverine royalties and certain sublicense fees based on sales of *Hush Puppies®* brand footwear products in Argentina and Brazil.

In August 1994, Wolverine and Grimoldi, S.A. entered into a license agreement that grants to Grimoldi, S.A. similar rights with respect to *Wolverine®* brand footwear products in Argentina. Under this footwear license, Grimoldi, S.A. pays Wolverine royalties based on the factory cost of products purchased from Wolverine or a third party manufacturer, or Grimoldi, S.A.'s sales in the case of footwear products manufactured by Grimoldi, S.A. In 1994 and 1999, Wolverine entered into distribution agreements with Grimoldi, S.A. appointing Grimoldi, S.A. as Wolverine's exclusive distributor in Argentina for *Caterpillar®*

and *Harley-Davidson®* brand footwear, respectively. Under the distribution agreements, Grimoldi, S.A. pays Wolverine a service fee based on the cost of each pair of *Caterpillar®* and *Harley-Davidson®* brand footwear purchased by Grimoldi, S.A. Under the license and distribution agreements described above, Grimoldi, S.A. was obligated to pay to Wolverine royalties, sublicense fees and service fees in 1999 totaling $1,528,541. These agreements were made under standard terms and conditions applicable to all international licensees and distributors, respectively, and all payments due under these agreements were invoiced or paid in accordance with Wolverine's customary terms and practices.

In the ordinary course of their business, Wolverine and its subsidiaries sell footwear for resale, samples, components of footwear products (such as leather and shoe soles), advertising materials and miscellaneous items to licensees, distributors and customers. In 1999, purchases of such items by Grimoldi, S.A. totaled $346,803 (including any applicable sublicense fees for products containing licensed proprietary technology). All of these purchases were made pursuant to Wolverine's customary trade terms and were invoiced or paid in accordance with Wolverine's customary payment terms and schedules applicable to all licensees, distributors and customers.

All of the transactions described above occurred pursuant to continuing contractual arrangements between Wolverine and Grimoldi, S.A. Wolverine expects similar transactions to occur between Grimoldi, S.A. and Wolverine and its subsidiaries during 2000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Wolverine's directors and officers, and persons who beneficially own more than 10% of the outstanding shares of Common Stock, to file reports of ownership and changes in ownership of shares of Common Stock with the Securities and Exchange Commission. Directors, officers and greater than 10% beneficial owners are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based on its review of the copies of such reports received by it, or written representations from certain reporting persons that no reports on Form 5 were required for those persons for the 1999 fiscal year, Wolverine believes that its officers and directors complied with all applicable filing requirements during the Company's last fiscal year. Mr. Steven M. Duffy failed to file one report concerning six exempt transactions that occurred in 1998; these transactions were also not reported on a Form 5 with respect to that year. Mr. V. Dean Estes failed to file one report concerning one exempt transaction that occurred during 1998; that transaction was also not reported on Form 5. Mr. Thomas P. Mundt failed to file one report concerning one exempt transaction that occurred during 1998; that transaction was also not reported on Form 5. All such transactions were reported upon discovery of these omissions.

SELECTION OF AUDITORS

Subject to the approval of stockholders, the Board of Directors has reappointed the firm of Ernst & Young LLP as independent auditors of the Company for the current fiscal year.

Ernst & Young LLP, certified public accountants, has audited the financial statements of the Company and its subsidiaries for the fiscal year ended January 1, 2000. Representatives of Ernst & Young LLP are

expected to be present at the annual meeting, will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions from stockholders.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR RATIFICATION OF THE REAPPOINTMENT OF ERNST & YOUNG LLP

STOCKHOLDER PROPOSALS

To be considered timely, any stockholder proposal intended to be presented at the annual meeting of stockholders in the year 2001 (whether or not intended for inclusion in the Company's proxy statement and form of proxy relating to that meeting) must be received by the Company not later than November 10, 2000. Stockholder proposals intended for consideration for inclusion in the Company's proxy statement and form of proxy relating to that meeting should be made in accordance with Securities and Exchange Commission Rule 14a-8. All stockholder proposals should be addressed to the attention of the Secretary of the Company, 9341 Courtland Drive, N.E., Rockford, Michigan 49351.

SOLICITATION OF PROXIES

Solicitation of proxies will be made initially by mail. In addition, directors, officers and employees of the Company and its subsidiaries may solicit proxies by telephone or facsimile or personally without additional compensation. Proxies may be solicited by nominees and other fiduciaries who may mail materials to or otherwise communicate with the beneficial owners of shares held by them. The Company will bear all costs of solicitation of proxies, including the charges and expenses of brokerage firms, banks, trustees or other nominees for forwarding proxy materials to beneficial owners. Wolverine has engaged Corporate Investor Communications, Inc. at an estimated cost of $4,500, plus expenses and disbursements, to assist in solicitation of proxies.

Wolverine World Wide, Inc.
9341 Courtland Drive, N.E.
Rockford, Michigan 49351